UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 0-3279

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Kimball International, Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549

Kimball International, Inc. Retirement Plan

Financial Statements as of June 30, 2003 and 2002 and for the Year Ended June 30, 2003, Supplemental Schedule as of June 30, 2003 and Independent Auditors' Report

KIMBALL INTERNATIONAL, INC.
RETIREMENT PLAN

TABLE OF CONTENTS

* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Deloitte & Touche LLP
Bank One Center/Tower
Suite 2000
111 Monument Circle
Indianapolis, Indiana 46204-5108

Tel: (317) 464-8600
Fax: (317) 464-8500
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Participants and Retirement Advisory Committee of
Kimball International, Inc. Retirement Plan
Jasper, Indiana

We have audited the accompanying statement of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the "Plan") as of June 30, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of June 30, 2003 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

November 26, 2003

REPORT OF INDEPENDENT AUDITORS

Retirement Advisory Committee
Kimball International, Inc. Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Kimball International, Inc. Retirement Plan (the Plan) as of June 30, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
November 13, 2002

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2003 AND 2002

ASSETS	2003	2002
INVESTMENTS—At fair value:		
Mutual funds	$252,537,599	$266,854,752
Common/collective fund	35,696,068	29,219,708
Kimball stock fund	3,455,668	3,484,748
Participant loans	5,850,057	4,994,560
	297,539,392	304,553,768
RECEIVABLE FROM KIMBALL INTERNATIONAL, INC.	2,401,104	5,940,191
NET ASSETS AVAILABLE FOR BENEFITS	$299,940,496	$310,493,959

See notes to financial statements.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 2003

ADDITIONS:	
Contributions:	
Employer	$ 2,152,416
Employee	12,668,390
Investment income:	
Interest and dividends	9,014,246
Net appreciation in fair value of investments	12,454
Total additions	23,847,506
DEDUCTIONS:	
Payments to participants or their beneficiaries	34,388,094
Administrative expenses	12,875
Total deductions	34,400,969
DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(10,553,463)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	310,493,959
End of year	$299,940,496

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Kimball International, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established effective January 1, 1952.

General—The Plan is a defined contribution retirement plan covering all eligible employees of Kimball International, Inc. and its participating affiliates (the "Company"). Employees are generally eligible to participate after six months of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"), as amended.

The governing body for administration of the Plan is the Kimball International, Inc. Retirement Advisory Committee. The trustee for the Plan is The Vanguard Group (the "Trustee").

Participant Accounts—Each participant's account is credited with his or her contributions and an allocation of Company discretionary contributions and investment income or loss. Allocations of Plan earnings and losses are based on individual account balances relative to the total account balances as of the valuation dates. Allocations of the Company's discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.

Contributions—Participants may elect to contribute up to 15% of their compensation subject to certain limitations. Employees are automatically enrolled in the Plan with a 3% payroll reduction unless the employee submits an electronic form to decline participation or change the contribution percentage. The Plan provides for the Company to contribute at its discretion an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in Code Section 404(a). Discretionary contributions are authorized by the Company's Board of Directors. Participants may direct the investment of their contributions, and the Company's discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers eleven mutual funds, one common/collective trust fund and Company stock ("Kimball stock fund') as investment options for participants.

The Kimball stock fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to their account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the non-directed votes in proportion to the voting of shares for which participant direction was received.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Employer contributions become fully vested at a participant's attainment of age 65, retirement age as defined in the Plan, his or her death while an employee, his or her becoming disabled while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant's vested interest in employer contributions and allocated amounts of investment income or loss, if any, is based upon years of service as follows:

Full Years of Credited Service	Percentage Vested Interest
Fewer than 1	0%
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	30
4 but fewer than 5	40
5 or more	100%

Forfeitures—Any amount forfeited by participants is generally used to reduce employer discretionary contributions. Forfeited nonvested accounts totaled $462,470 and $551,312 as of June 30, 2003 and 2002. During 2003, employer contributions were reduced by $800,000 from forfeited nonvested accounts.

Benefits—On termination of employment or attainment of normal retirement age, a participant may elect to receive either (1) a lump sum amount equal to the value of the participant's vested interest in his or her account, or (2) annual installments paid over a specified period of time. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. Withdrawals of a participant's account during the participant's employment are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 ½, or through borrowings under the loan provisions of the Plan. Additionally, participants that attain age 55 and whose age and years of service total 85 can elect to withdraw employer contributions while being employed by the Company.

Participant Loans—Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates range from 6.00% to 8.75% as of June 30, 2003. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses—Expenses to administer the Plan are paid by the Company. Certain loan administration fees are paid from the individual participant accounts.

Reclassifications—Certain reclassifications have been made to June 30, 2002 statement of net assets available for benefits to conform with the June 30, 2003 presentation.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various securities including shares of mutual funds, common/collective funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition—Investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses realized upon the sale of a security are calculated by the average cost method. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. Participant loans are carried at cost which approximates fair value.

Payment of Benefits—Benefit payments are recorded when paid.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

4. INVESTMENTS

The following investments represent five percent or more of the Plan assets at June 30:

	2003	2002
Vanguard Life Strategy Growth Fund	$ 23,564,247	$ 23,073,541
Vanguard 500 Index	22,280,621	22,921,049
Retirement Savings Trust	35,696,068	29,219,708
Vanguard Total Bond Market Index	35,119,218	32,873,008
Vanguard Life Strategy Moderate Growth Fund	105,673,105	116,967,332

During the year ended June 30, 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Kimball stock fund	$ (159,106)
Mutual funds	171,560
	$ 12,454

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are mutual and common/collective funds which are managed by The Vanguard Group, Inc., the trustee for the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, the investment transactions involving the Company's common stock qualify as party-in-interest transactions.

6. TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $11,594,533 and $9,556,053 as of June 30, 2003 and 2002, respectively.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although, the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and as a result, no provision for taxes has been recorded in the Plan's financial statements. The Plan administrator submitted an application to the IRS, dated June 27, 2002, requesting a new determination.

* * * * * *

SUPPLEMENTAL SCHEDULE

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2003

Identity of Issue, Borrower, or Similar Party	Fair Value
Mutual Funds	
Artisan Small Cap Value Fund	$ 8,270,398
* Vanguard 500 Index Fund	22,280,621
* Vanguard Explorer Fund	7,893,403
* Vanguard International Growth Fund	5,490,606
* Vanguard LifeStrategy Conservative Growth Fund	11,780,664
* Vanguard LifeStrategy Growth Fund	23,564,248
* Vanguard LifeStrategy Income Fund	9,686,813
* Vanguard LifeStrategy Moderate Growth Fund	105,673,105
* Vanguard Total Bond Market Index	35,119,218
* Vanguard U.S. Growth Fund	7,823,495
* Vanguard Windsor II Fund	14,955,028
Total mutual funds	252,537,599
Common/collective fund	
* Vanguard Retirement Savings Trust	35,696,068
Corporate stock	
* Kimball Stock Fund	3,455,668
* Participant loans	
Interest rates ranging from 6.00% to 8.75% and mature at various dates through 2013	5,850,057
Total	$297,539,392

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL INTERNATIONAL, INC. RETIREMENT PLAN

By: /s/ John H. Kahle

JOHN H. KAHLE
Member, Retirement Plan Advisory Committee

Date: December 19, 2003

Kimball International, Inc. Retirement Plan
Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Auditors, Dated December 19, 2003
23.2	Consent of Crowe, Chizek and Company LLP, Independent Auditors, Dated December 19, 2003

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-56048 of Kimball International, Inc. on Form S-8 of our report dated November 26, 2003 appearing in the Annual Report on Form 11-K of Kimball International, Inc. Retirement Plan for the year ended June 30, 2003.

Deloitte & Touche LLP

Indianapolis, Indiana
December 19, 2003

Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the annual report of the Kimball International, Inc. Retirement Plan on Form 11-K of our report dated November 13, 2002 on the statement of net assets of the Kimball International, Inc. Retirement Plan as of June 30, 2002.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
December 19, 2003